

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

August 9, 2018

Via E-Mail
Alexander Aginsky
Chief Executive Officer
BuildingBits Asset Management, LLC
411 NW Park Avenue, Suite 402
Portland, Oregon 97209

Re: Building Bits Properties I, LLC
Amendment No. 2 to Offering Statement on Form 1-A
Filed July 20, 2018
File No. 024-10839

Dear Mr. Aginsky:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 12, 2018 letter.

Part II – Offering Circular

General

1.   We refer to the interview with your CEO, Mr. Alexander Aginsky, at Crypto Invest Summit, which was published on YouTube on May 21, 2018. Please tell us how this communication complies with Securities Act Rule 255. Please also include a transcript of the video as an exhibit as "testing the waters" materials.

2.   In addition, we further note that Mr. Aginsky refers to a monthly dividend in the video. In the offering circular, however, you describe that you intend to make distributions to investors out of the funds legally available for distribution under the terms of each Bit Designation, and that for the securities being offered distributions will be on a quarterly basis. Please tell us how you intend to correct this inconsistency between the offering circular and the test the waters materials.

Risk Factors

The offering price of our Common Bits was not established on an independent basis . . . , page 13

3.   We note that the last and penultimate sentences of this risk factor reference trading and secondary sales of the Common Bits through the BuildingBits Platform. Please revise to remove these references to trading generally and secondary trading on the BuildingBits Platform, consistent with your representation in response to comment 1 that you have decided not to develop the communications functionality for investors to post information regarding reselling of their Bits on the BuildingBits Platform. Please further ensure that your disclosure throughout the offering circular is clear that the securities will be offered through the BuildingBits Platform, but that the Platform will not accommodate resales.

Property Description and Use of Proceeds, page 20

4.   We have considered your response to our prior comment 7. Please revise your disclosure to include a discussion of Occupancy Contingency included in the Purchase and Sale Agreement for The Hollywood 12 Apartments and explain why you believe this contingency provides you with a reasonable basis for your projected cap rates. Your disclosure should include, but not be limited to, the following:

- The criteria that should be met by the Seller pursuant to the clause (80% of the apartment units at a blended rate that is no less than $2.51 per square foot).
- The amount of revenue that would be recognized at 80% occupancy at a rental rate of $2.51 per square foot.

- The recourse the Buyer has should the Seller fail to meet this contingency.

- A discussion of the Seller's progress to date in leasing the property.

- To the extent the Seller is not expected to meet the Occupancy Contingency, please disclose your intentions, to the extent known, with respect to purchasing the property. Additionally, please explain why you believe the Occupancy Contingency continues to provide a reasonable basis for your projected rental revenue despite the Seller's inability to meet the contingency.

Please include this additional disclosure in the property overview section where you have disclosed the projected cap rate. We may have further comment once we have reviewed your revised disclosure.

5.	With respect to the Hollywood 12 Apartments, revise your disclosure to include your projected costs for operating the property and your reasonable basis for projecting those costs. Please include this additional disclosure in the property overview section where you have disclosed the projected cap rate. We may have further comment once we have seen your revised disclosure.

6.	For each property in this section, please disclose the projected NOI used in your projected cap rate calculation and your basis for that projected NOI. Please include this disclosure in the property overview section where you have disclosed the projected cap rate.

Management's Discussion and Analysis, page 50

7.	We note your added disclosure on page 51 stating that management fees, property taxes and various other fees are not recorded in the income statement since they were not incurred during this period of time. Explain to us how your income statement complies with Generally Accepted Accounting Principles. Specifically, explain to us why property taxes, management fees and any other fees were not accrued in the income statement and revise accordingly.

You may contact Babette Cooper, Staff Accountant, at (202) 551-3396 or Robert Telewicz, Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc:	Andrew Stephenson
KHLK LLP